MANEKI MINING INC.
4462 John Street
Vancouver, British Columbia V5V 3X1

November 7, 2005

Securities & Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549
Attn: 1934 Act Filing Desk

Re: Maneki Mining Inc. - Registration of Securities Pursuant to Section 12(g) of the Securities Exchange Act of 1934 on Form 8-A, File Number 001-32658

Gentlemen:

Please be advised that on October 28, 2005 Maneki Mining Inc. mistakenly filed the above-captioned Form 8-A registration statement on EDGAR as a “8-A12B” filing.  On November 2, 2005 Maneki Mining Inc. correctly filed the above-captioned Form 8-A registration statement on EDGAR as a “8-A12G” filing.

Maneki Mining Inc. hereby requests an order granting the withdrawal of the “8-A12B” filing incorrectly submitted on October 28, 2005.

Very truly yours,

/s/ Sean Philip Watkinson

Sean Philip Watkinson, President